 Exhibit 99.1
FERROGLOBE PLC
(a public limited company having its registered office at The Scalpel, 18th Floor, 52 Lime Street,
London, EC3M 7AF, United Kingdom and incorporated in England and Wales with company number 9425113)
22 May 2025
2025 Annual General Meeting of Shareholders of Ferroglobe Plc (“Ferroglobe” or the “Company”)
Dear Shareholder
I am pleased to invite you to attend Ferroglobe’s annual general meeting of its shareholders (the “Annual General Meeting” or “AGM”), to be held at 14:00 (British Summer Time) on Thursday, 26 June 2025 at the Company’s offices at 13 Chesterfield Street, London, W1J 5JN, United Kingdom (“U.K.”) The accompanying notice of Annual General Meeting (“Notice”) describes the meeting, the resolutions you will be asked to consider and vote upon and related matters.
Your vote is important, regardless of the number of shares you own. Whether or not you intend to attend the Annual General Meeting, please vote as soon as possible to make sure that your shares are represented. You may vote via the internet, by phone or by mail by signing, dating and returning your proxy card in the envelope provided. To ensure your vote is counted, please ensure that your proxy vote is submitted through the relevant channels by not later than 00:01 BST on Wednesday, 25 June 2025.
Recommendation
We consider all resolutions proposed to shareholders at the Annual General Meeting to be standard business. You will find an explanation of each resolution within the Explanatory Notes on pages 3 to 15 of this pack. The Company’s board of directors (the “Board”) considers that all the resolutions to be put to the Annual General Meeting are in the best interests of the Company and its shareholders as a whole and are most likely to promote the success of the Company. The Board unanimously recommends that you vote in favor of each of the proposed resolutions, as the members of the Board intend to do in respect of their beneficial holdings.
Thank you for your continued support of Ferroglobe.
Yours sincerely,
Javier López Madrid
Executive Chairman

FERROGLOBE PLC
(a public limited company having its registered office at The Scalpel, 18th Floor, 52 Lime Street, London, EC3M 7AF, United Kingdom and incorporated in England and Wales with company number 9425113)
NOTICE OF 2025 ANNUAL GENERAL MEETING OF SHAREHOLDERS
To the holders of ordinary shares of Ferroglobe Plc (“Ferroglobe” or the “Company”):
Notice is hereby given that Ferroglobe’s Annual General Meeting of shareholders will be held on Thursday, 26 June 2025 at 14:00 (British Summer Time), at the offices of the Company at 13 Chesterfield Street, London, W1J 5JN, U.K.
The business of the Annual General Meeting will be to consider and, if thought fit, pass the resolutions below. All resolutions will be proposed as ordinary resolutions. Explanations of the resolutions are given in the explanatory notes on pages 3 to 15 of this Annual General Meeting notice and additional information on voting at the Annual General Meeting can be found on pages 15 to 16. All resolutions will be put to vote on a poll, where each shareholder has one vote for each share held.
Certain of the resolutions that shareholders of the Company will be asked to consider may not be familiar to them because, unlike many companies with shares traded on the Nasdaq Capital Market (“Nasdaq”), the Company is incorporated under the laws of England and Wales and is therefore subject to the U.K. Companies Act 2006 (the “Companies Act”). The Companies Act obliges the Company to propose certain matters to shareholders for approval that would generally not be subject to periodic approval by shareholders of companies incorporated in the United States but would be considered routine items for approval by shareholders of companies incorporated in England and Wales.
ORDINARY RESOLUTIONS:
U.K. Annual Report and Accounts 2024
1
THAT the directors’ and auditor’s reports and the accounts of the Company for the financial year ended 31 December 2024 (the “U.K. Annual Report and Accounts”) be received.

Directors’ Remuneration
2
THAT the directors’ remuneration policy (the “Remuneration Policy”), as set out on pages 43 to 57 of the U.K. Annual Report and Accounts be approved.

3
THAT the directors’ annual report on remuneration for the financial year ended 31 December 2024 (excluding, for the avoidance of doubt, any part of the Directors’ remuneration report containing the directors’ remuneration policy), as set out on pages 39 to 42 and 58 to 68 of the U.K. Annual Report and Accounts be approved.

Authority for Certain Donations and Expenditure
4
THAT, in accordance with Part 14 of the Companies Act and in substitution for any previous authorities given to the Company (and its subsidiaries), the Company (and all companies that are subsidiary of the Company at any time during the period for which this resolution has effect) be authorized to: (i) make political donations to political parties or independent election candidates; (ii) make political donations to political organizations other than political parties, and (iii) incur political expenditure, in each case, as such terms are defined in the Companies Act, provided that with respect to each of the foregoing categories, any such donations or expenditure made by the Company, or a subsidiary of the Company, do not in the aggregate exceed £100,000. Such authority shall expire at the conclusion of the Company’s next annual general meeting. For the purposes of this resolution, the authorized sum may comprise sums in different currencies that shall be converted at such rate as the Board may in its absolute discretion determine to be appropriate.
Renewed Equity Incentive Plan
5
THAT the rules of the Ferroglobe Plc Equity Incentive Plan in a proposed updated form (the “Renewed EIP”), the principal terms of which are summarised in this Notice, and a copy of which are produced in draft to this meeting and initialled by the Chair of the meeting for the purpose of identification, be and are hereby approved for adoption by the directors of the Company.

Directors’ Re-election
6
THAT Javier López Madrid be re-elected as a director.

7
THAT Marco Levi be re-elected as a director.

8
THAT Marta de Amusategui y Vergara be re-elected as a director.

9
THAT Bruce L. Crockett be re-elected as a director.

10
THAT Stuart E. Eizenstat be re-elected as a director.

11
THAT Manuel Garrido y Ruano be re-elected as a director.

12
THAT Juan Villar-Mir de Fuentes be re-elected as a director.

13
THAT Belen Villalonga Morenés be re-elected as a director.

14
THAT Silvia Villar-Mir de Fuentes be re-elected as a director.

15
THAT Nicolas De Santis be re-elected as a director.

16
THAT Rafael Barrilero Yarnoz be re-elected as a director.

Re-appointment of Auditor
17
THAT KPMG LLP be re-appointed as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the next general meeting at which accounts are laid before the Company.

Remuneration of Auditor
18
THAT the Audit Committee of the Board be authorized to determine the auditor’s remuneration.

Thomas Wiesner
Company Secretary
22 May 2025

Explanatory notes to the resolutions
Resolution 1 (U.K. Annual Report and Accounts 2024)
The Board is required to present at the Annual General Meeting the U.K. Annual Report and Accounts for the financial year ended 31 December 2024, including the Directors’ Report and the Auditor’s Report on the U.K. Annual Report and Accounts and on those parts of the Directors’ Remuneration Report which have been audited.
Resolution 1 is an advisory vote and in accordance with its obligations under English law, the Company will provide shareholders at the Annual General Meeting with the opportunity to receive the U.K. Annual Report and Accounts and ask any relevant and appropriate questions on the U.K. Annual Report and Accounts of the Board and or auditors in attendance at the Annual General Meeting.
Resolutions 2 and 3 (Directors’ Remuneration)
Resolutions 2 and 3 deal with the remuneration of the directors and seek approval of the Remuneration Policy and of the remuneration of the Directors during the year under review.
Resolution 2 is a binding vote to approve the Company’s proposed Remuneration Policy. Under English law, a company’s directors’ remuneration policy must be put to its shareholders for approval at least once every three years. The Company’s current directors’ remuneration policy was last approved by shareholders in 2022 and has been subject to extensive review by the Company’s Compensation Committee and Nominations and Governance Committee. As a result of this review, a new Remuneration Policy, incorporating some changes to that approved in 2022 to enhance the operation of the Remuneration Policy, is now put to the shareholders for approval. If approved, the new Remuneration Policy will take effect immediately following the conclusion of the Annual General Meeting. There is more information on the Remuneration Policy, including the changes proposed to the policy approved in 2022 together with supporting rationale, on pages 43 to 57 of the U.K. Annual Report and Accounts.
Resolution 3 is an advisory vote to approve the directors’ annual remuneration report for the financial year ended 31 December 2024. The directors’ remuneration report is set out on pages 39 to 42 and 58 to 68 of the U.K. Annual Report and Accounts. It provides information on the remuneration of the directors for 2024 and that proposed for 2025; it includes a statement by the Chairman of the Compensation Committee but excludes the Remuneration Policy proposed for approval in resolution 2.
Resolution 4 (Authority for Certain Donations and Expenditure)
The Company is seeking authority under this resolution to allow the Company and any of its subsidiaries to make political donations or incur political expenditure up to a limit of £100,000 for each category of donation or expenditure set out in the resolution. It is not the Company’s policy or intention to make political donations or expenditures, and no political donations were made in the financial year ended 31 December 2024. However, it is possible that certain routine activities undertaken by the Company and its subsidiaries might unintentionally fall within the scope of the provisions controlling political donations and expenditure, which are very broad and open to interpretation. Any political donations or expenditure regulated by the Companies Act must be approved by shareholders at a general meeting and must be disclosed in the annual report for the financial year ending 31 December 2025. Accordingly, in common with many other UK public companies, the directors seek shareholders’ approval for political donations and expenditure to be made by the Company and its subsidiaries, to avoid inadvertently contravening the Companies Act. The authority being sought will take effect from the end of the Annual General Meeting until the end of next year’s annual general meeting (or, if earlier, 15 months from the date of the Annual General Meeting), until renewed, revoked or varied by the Company in a general meeting.

Resolution 5 (Renewed Equity Incentive Plan)
The Company’s long-term incentive arrangement for the Company’s executive directors and other selected Group employees is the Ferroglobe Plc Equity Incentive Plan (the “EIP”).
The Compensation Committee of the Board (the “Compensation Committee”) has concluded that shareholder authority should be sought under Resolution 5 for the approval and adoption of an updated form of the EIP (the “Renewed EIP”).
The rules of the Renewed EIP reflect developments in good practice for long-term incentive plan design and take forward many of the features of the EIP.
The terms of awards granted under the Renewed EIP to the Company’s executive directors shall necessarily align with the applicable shareholder approved Directors’ Remuneration Policy.
Details of the use of the Renewed EIP in connection with award policy for the Company’s executive directors is as fully detailed in the proposed new Directors’ Remuneration Policy (approval for which is being sought under Resolution 2).
The rules of the Renewed EIP will be available for inspection from the date of this letter at the Company’s registered offices in London and will also be available for inspection at the place of the meeting for at least 15 minutes before and during the meeting.
A summary of the principal terms of the Renewed EIP is set out below.
Operation and eligibility
The Compensation Committee will supervise the operation of the Renewed EIP.
All employees of the Group (including executive directors) will be eligible to participate in the Renewed EIP at the discretion of the Compensation Committee.
Grant of awards
The Compensation Committee may grant the following types of awards to acquire Ordinary Shares under the Renewed EIP: (i) performance share awards, (ii) deferred share awards, (iii) deferred share bonus awards and (iv) market value option awards.
Performance share awards, deferred share awards and deferred share bonus awards may be structured either as conditional share awards or as nil (or nominal) cost options.
No payment is required for the grant of an award. Awards are not transferable, except on death.
Awards are not pensionable.
Timing of grants
The Compensation Committee may grant awards within six weeks following the Company’s announcement of the Group’s results for any period. The Compensation Committee may also grant awards within six weeks of Shareholder approval of the Renewed EIP and at any other time when it considers there to be exceptional circumstances which justify the granting of awards.
Individual limits
An employee may not receive awards in aggregate in any financial year over Ordinary Shares having a market value in excess of five times their annual basic salary in that financial year.

Market value for the purposes of the above limits shall be based on the market value of Ordinary Shares on the dealing day immediately preceding the grant of an award (or by reference to a short averaging period).
Performance conditions
Vesting of deferred share bonus awards is not subject to any performance conditions.
The Compensation Committee may determine whether or not other awards are subject to performance conditions.
The Compensation Committee may, acting fairly and reasonably and after consulting plan participants, vary the performance conditions applying to existing awards (in a way that the alterations are intended to create an equivalent outcome for plan participants) if an unexpected event (corporate or outside event) has occurred which causes the Compensation Committee to consider that it would be appropriate to amend the performance conditions, provided the Compensation Committee considers the varied conditions are fair and reasonable and not materially more or less challenging than the original conditions would have been but for the event in question.
Vesting of awards
Awards shall be set with a normal vesting date of the third anniversary of the grant of the award unless the Compensation Committee determines otherwise for the award and in the case of awards to executive directors of the Company subject to the approved Directors’ Remuneration Policy.
Where awards are granted in the form of options, once vested, such options will then be exercisable up until the tenth anniversary of grant (or such shorter period specified by the Compensation Committee at the time of grant) unless they lapse earlier.
Override
Notwithstanding any other provision of the Renewed EIP, and irrespective of whether any performance condition attached to an award has been satisfied, the Remuneration Committee retains discretion under the Renewed EIP to adjust the level of vesting that would otherwise result (for example, that would otherwise result by reference to formulaic outcomes alone). Such discretion would only be used in exceptional circumstances and for example may include regard to corporate and personal performance.
Correction of grant errors
At its discretion the Compensation Committee may adjust the number of Ordinary Shares under an award and/or amend its terms (in each case, within six months of the grant of the award) to address errors made at time of grant. For example, to correct errors made by reference to incorrect reference salary and/or eligibility errors.
Leaving employment – awards other than deferred bonus awards
If a participant ceases to be employed within the Group, their award(s) will normally lapse on the date of termination of employment.
However, if a participant ceases to be employed with the Group due to their: (i) death; (ii) injury or disability; (iii) the sale of the Group member or business or part if a business which is the participant’s employer company out of the Group; or (iv) in any other circumstances at the Compensation Committee’s discretion, then the participant will be treated as a ‘good leaver’.
Any award(s) held by good leavers will normally vest on their normal vesting timetable, and the extent of such vesting will be determined by reference to: (i) the testing of any performance conditions;

and (ii) applying a time pro-rata reduction of the number of Shares under the award(s) by reference to the length of time between the grant date of the relevant award and the date of cessation of the participant’s employment, relative to the full length of the original vesting period.
The Compensation Committee retains discretion to waive or relax time pro-rating. At the Compensation Committee’s discretion, awards held by good leavers may also vest on any earlier date after date of the participant’s cessation of employment.
Leaving employment – deferred bonus awards
The good leaver terms attached to deferred bonus awards provide that awards will typically be forfeit in the case of termination for cause whilst maintaining discretion for the Compensation Committee to scale back the size of an award for those resigning without good reason.
Corporate events
In the event of a takeover or winding-up of the Company (not being an internal corporate reorganisation), all awards will vest early to the extent that the performance conditions (if any) are determined as satisfied at that time on such basis as the Compensation Committee considers appropriate (which may include regard to forecasted performance) and the Compensation Committee may also apply such time-prorating (if any) to the awards as it considers appropriate.
In the event of an internal corporate reorganisation, awards will be replaced by equivalent new awards over shares in another company unless the Compensation Committee decides that awards should vest on the basis which would apply in the case of a takeover.
If a demerger, special dividend or other similar event is proposed which, in the opinion of the Compensation Committee, would affect the market price of Ordinary Shares to a material extent, then the Compensation Committee may decide that awards will vest on the basis which would apply in the case of a takeover as described above.
Dividend equivalents
The Compensation Committee may decide that participants will receive a payment (in cash and/or shares) on or shortly following the vesting (or exercise, as relevant) of their awards, of an amount equivalent to the dividends payable on vested shares between the date of grant and the vesting of an award. This amount may assume the reinvestment of dividends.
Recovery and withholding
In the case of performance share awards, deferred share bonus awards and market value option awards, the Compensation Committee may decide that the Renewed EIP’s recovery and withholding provisions shall apply if, within three years of the vesting of any such award, it is discovered that the award vested to a greater extent than was warranted as a result of a material misstatement in the Group’s financial results or an error in assessing any applicable performance condition and/or pre-vesting gross misconduct is discovered, which shall be defined the same as cause.
In the case of deferred bonus awards, the Compensation Committee may decide that the Renewed EIP’s recovery and withholding provisions shall apply if, within three years of the grant of any such award, it is discovered that the award was granted to a greater extent than warranted as a result of a material misstatement in the Group’s financial results or an error in assessing any applicable bonus condition and/or pre-vesting gross misconduct is discovered, which shall be defined the same as cause.
The recovery and withholding may be satisfied by way of a reduction in the amount of any future bonus and/or future share awards.

Notwithstanding the foregoing, to the extent and in the manner required by applicable law (including without limitation Section 304 of the Sarbanes-Oxley Act) and/or the rules and regulations of Nasdaq or other securities exchange or inter-dealer quotation system on which any Ordinary Shares are listed or quoted (collectively, the “Rules”), awards shall be subject (including on a retroactive basis for a maximum of up to eighteen months) to, in order of action: first, forfeiture or similar requirements set forth in such Rules, and if not possible because such amounts are insufficient, clawback (and such requirements shall be deemed incorporated by reference into the Renewed EIP).
Cash settlement
The Compensation Committee may decide to satisfy awards in cash.
Life of Renewed EIP
An award may not be granted more than ten years after the date on which the Renewed EIP was approved by shareholders.
Participants’ rights
Awards will not confer any shareholder rights until the awards have vested or the options have been exercised, as relevant, and the participants have received their Ordinary Shares.
Rights attaching to Ordinary Shares
Any Ordinary Shares allotted in relation to the Renewed EIP will rank equally with Ordinary Shares then in issue (except for rights arising by reference to a record date prior to their allotment).
Adjustment to awards
In the event of any variation of the Company’s share capital or in the event of a demerger, payment of a special dividend or similar event which materially affects the market price of the Ordinary Shares, the Compensation Committee or Board, as relevant, shall make such adjustment to the number of Ordinary Shares subject to an award and/or the exercise price payable (if any) and/or to the limit on the number of Ordinary Shares that may be used in connection with the Renewed EIP.
Type of shares available for use under the Renewed EIP
The Renewed EIP may operate over newly issued Ordinary Shares, Ordinary Shares held in treasury or Ordinary Shares purchased in the market.
An employee benefit trust may be used in connection with the Renewed EIP to source Ordinary Shares (for example, being used to facilitate market purchases of Ordinary Shares and/or the subscription of new issue Ordinary Shares).
Limit on new shares and treasury shares
In any ten calendar year period, the Company may not issue (or grant rights to issue) more than ten per cent. of the issued ordinary share capital of the Company under the Renewed EIP and any other employee share plan adopted by the Company.
Ordinary Shares held in treasury will count as new issue Ordinary Shares for the purposes of this limit unless U.K. best practice corporate governance guidelines cease to require treasury Ordinary Shares held in treasury to be counted for such purposes.
Contractual trigger terms accommodated
Contractual entitlements (if any) pursuant to any severance and/or change of control provisions of employment contracts or service agreements will be recognised by the rules of the Renewed EIP in respect of awards.

Details of the current proposal in respect of severance and change of control terms proposed for the Company’s existing executive directors are set out in the proposed new Directors Remuneration Policy.
Alterations
The Compensation Committee may, at any time, amend the Renewed EIP in any respect, provided that the prior approval of Shareholders is obtained for any amendments that are to the advantage of participants in respect of the rules governing eligibility, limits on participation, the overall limits on the issue of Ordinary Shares or the transfer of treasury Ordinary Shares, the basis for determining a participant’s entitlement to, and the terms of, the Ordinary Shares or cash to be acquired and the adjustment of awards.
The requirement to obtain the prior approval of Shareholders will not, however, apply to any minor alteration made to benefit the administration of the Renewed EIP, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any company in the Group.
Shareholder approval will also not be required for any amendments to any performance condition applying to an award varied on its terms.
Overseas plans
The Renewed EIP allows the Compensation Committee or Board to establish further plans for overseas territories, any such plan to be similar to the Renewed EIP (or any of its elements), but modified to take account of local tax, exchange control or securities laws, provided that any Ordinary Shares made available under such further plans are treated as counting against the limits on individual and overall participation in the Renewed EIP.
Resolutions 6 to 16 (Directors’ Re-election)
In line with best practice in corporate governance, all our directors retire annually and, if agreed with them that they will continue in office, they offer themselves for re-election by the shareholders. Any director appointed by the Board since the last Annual General Meeting must stand for election at the next Annual General Meeting.
The biographies of the directors standing for re-election at the Annual General Meeting are set out below to enable shareholders to make an informed decision on their re-election. The biographies give the date of appointment of each director to the Board or Committees of Ferroglobe.
Javier López Madrid
Javier López Madrid has been Executive Chairman of the Company since 31 December 2016 and was Chairman of our Nominations Committee from 1 January 2018 until 26 May 2023. He was first appointed to the Board on 5 February 2015 and was the Company’s Executive Vice-Chairman from 23 December 2015 until 31 December 2016.
He has been Chief Executive Officer of Grupo VM since 2008, and is member of the Board of several non-profit organizations. He is the founder and the largest shareholder of Financiera Siacapital and founded Tressis, Spain’s largest independent private bank. Mr. López Madrid holds a Masters in law and business from ICADE University.
Marco Levi
Marco Levi was appointed Chief Executive Officer of the Company on 10 January 2020 and appointed to its Board of Directors on 15 January 2020. Dr Levi previously served as President and CEO of Alhstrom-Munksjö Oyj, a global fiber materials company listed in Finland, where he led a successful transformation of the business by refocusing its product portfolio towards value-added specialty products. Prior to that, Dr. Levi was Senior Vice President and Business President of the $3 billion emulsion polymers division of chemicals manufacturer Styron, including during the period in which Styron division was acquired by Bain Capital from Dow Chemical Company. Dr. Levi previously had spent over twenty-two years at Dow in various departments and roles, ultimately serving as general manager of the emulsion polymers business.
Dr Levi is also a Non-Executive Director of Mativ Holdings, Inc, the leading global performance materials company, listed on the New York Stock Exchange. Dr Levi holds a doctorate in industrial chemistry from the Università degli Studi di Milano, Statale, in Italy.
Marta de Amusategui y Vergara
Marta de Amusategui y Vergara was appointed to our Board of Directors as a Non-Executive Director on 12 June 2020. She has been a member of our Audit Committee from that date and a member of the Compensation Committee since 23 June 2021.
Ms. Amusategui has substantial experience in executive and non-executive roles, with a background in business strategy, banking and finance. She is founder and partner of Abrego Capital S.L, providing strategic and financial advisory services, and co-founder of Observatorio Industria 4.0, the professional forum leveraging knowledge and experience to assist businesses, specifically those in the secondary sector, in their digital transformation. She began her career in management consulting and investment banking, serving as Country Executive Officer and General Manager with Bank of America in Spain from 2003 to 2008.
Ms. Amusategui has been a member of the Board of Eland Private Equity, S.G.E.I.C., S.A., a private equity management company specializing in renewable energies, since 2009. Since 2020, she has been a member of the board of directors of Eccocar Sharing S.L. She has also held other Board positions in the past, including that of Telvent GIT S.A. (Nasdaq TLVT), the global IT solutions and business information services provider, where she became an independent director from early 2010 until its de-listing following acquisition in December 2011.
Ms. Amusategui holds an Industrial Engineering degree (MSc equivalent) from Universidad Pontificia de Comillas, Madrid, Spain, an MBA from INSEAD, Fontainebleau, France, and a DBA from Universidad Pontificia Comillas. She has held a number of academic appointments, lecturing in Financing at the Inesdi Business School, Grupo Planeta, in Barcelona, in Managerial Competencies in CUNEF, in Madrid, and in Risk Management on the Non-Executive Directors Program at ICADE Business School, also in Madrid.
Bruce L. Crockett
Bruce L. Crockett was appointed to our Board of Directors as a Non-Executive Director on 23 December 2015. He has been a member of our Audit Committee from that date and was Chair of the Audit Committee since 4 June 2020 and served on our Compensation Committee from 1 January 2018 until 23 June 2021. Mr. Crockett was appointed on 13 May 2021 as our Senior Independent Director and on 23 June 2021 as Chair of the Corporate Governance Committee until 26 May 2023, on which date he was appointed as a member of the Nominations and Governance Committee.
Mr. Crockett holds a number of other Board and governance roles. He has been Chairman of the Invesco Mutual Funds Group Board of Directors and a member of its Audit, Investment and Governance Committees, serving on the board since 1991, as Chair since 2003 and on the Board of predecessor companies from 1978. Since 2013, he has been a member of the Board of Directors and, since 2014, Chair of the Audit Committee and since 2021 member of the Governance Committee of ALPS Property & Casualty Insurance Company. He has been Chairman of, and a private investor in, Crockett Technologies Associates since 1996. He is a life trustee of the University of Rochester. In

2021, he was appointed as a member of the Board of Advisors of the Western Colorado University Graduate Business School.
Mr. Crockett was a member of the Board of Directors of Globe from April 2014 until the closing of the Business Combination, as well as a member of Globe’s Audit Committee. He was formerly President and Chief Executive Officer of COMSAT Corporation from 1992 until 1996 and its President and Chief Operating Officer from 1991 to 1992, holding a number of other operational and financial positions at COMSAT from 1980, including that of Vice President and Chief Financial Officer. He was a member of the Board of Directors of Ace Limited from 1995 until 2012 and of Captaris, Inc. from 2001 until its acquisition in 2008 and its Chairman from 2003 to 2008.
Mr. Crockett holds an A.B. degree from the University of Rochester, B.S. degree from the University of Maryland, an MBA from Columbia University and an Honorary Doctor of Law degree from the University of Maryland.
Stuart E. Eizenstat
Stuart E. Eizenstat was appointed to our Board of Directors as a Non-Executive Director on 23 December 2015. He was a member of the Company’s Corporate Governance Committee from 1 January 2018, until 26 May 2023, and served on our Nominations Committee from 16 May 2018, until 26 May 2023, on which date he was appointed as a member of the Compensation Committee.
Mr. Eizenstat has been a Senior Counsel at Covington & Burling LLP in Washington, D.C. and headed its international practice for many years after joining the firm in 2001. He has served as a member of the Advisory Boards of GML Ltd. since 2003 and of the Office of Cherifien de Phosphates since 2010. He was a trustee of BlackRock Funds from 2001 until 2018.
Mr. Eizenstat was a member of Board of Directors of Globe Specialty Metals from 2008 until the closing of the Business Combination and Chair of its Nominating Committee. He was a member of the Board of Directors of Alcatel-Lucent from 2008 to 2016 and of United Parcel Service from 2005 to 2015. He has had an illustrious political and advisory career, including serving as Special Adviser to Secretary of State Hillary Clinton and then Secretary of State John Kerry on Holocaust-Era Issues from 2009 to 2017, and Special Representative of the President and Secretary of State on Holocaust Issues during the Clinton administration from 1993 to 2001. He was Deputy Secretary of the United States Department of the Treasury from July 1999 to January 2001, Under Secretary of State for Economic, Business and Agricultural Affairs from 1997 to 1999, Under Secretary of Commerce for International Trade from 1996 to 1997, U.S. Ambassador to the European Union from 1993 to 1996 and Chief Domestic Policy Advisor in the White House to President Carter from 1977 to 1981. He served on the Defense Policy Board in the Obama administration from 2014-2017. He currently serves as Special Adviser on Holocaust Issues to Secretary of State Antony Blinken and as Chairman of the Council of United States Holocaust Memorial Museum, appointed by President Biden. He is the author of “Imperfect Justice: Looted Assets, Slave Labor, and the Unfinished Business of World War II”; “The Future of the Jews: How Global Forces are Impacting the Jewish People, Israel, and its Relationship with the United States”, “President Carter: The White House Years”, and “The Art of Diplomacy: How American Negotiators Reached Historic Agreements that Changed the World”.
Mr. Eizenstat holds a B.A. in Political Science, cum laude and Phi Beta Kappa, from the University of North Carolina at Chapel Hill, a J.D. from Harvard Law School and nine honorary doctorate degrees from colleges and universities, high honors from the United States, French (Legion of Honor), German, Austrian, Belgian, and Israeli governments, and over 75 awards from various organizations.
Manuel Garrido y Ruano
Manuel Garrido y Ruano was appointed to our Board of Directors as a Non-Executive Director on 30 May 2017. He was a member of our Nominating and Corporate Governance

Committee from 30 May 2017, until 31 December 2017, and served on our Corporate Governance Committee from 31 December 2017, until 26 May 2023.
Mr. Garrido y Ruano has been Chief Financial Officer of Grupo Villar Mir since 2003 and he is currently member of the Board of its subsidiary in the energy sector, and of its real estate subsidiary. In June 2021 he was appointed non-executive Chairman of Fertial SPA, the Algerian fertilizer subsidiary of the Group. He resigned from Fertial’s board of directors in August 2024, when GVM divested its stake in the company.
He has been Professor of Corporate Finance of one Graduate Management Program at the Universidad de Navarra, and has also been Professor of Communication and Leadership of the Graduate Management Program at CUNEF in Spain.
Mr. Garrido y Ruano was a member of the steering committee of FerroAtlántica until 2015, having previously served as its Chief Financial Officer from 1996 to 2003. He worked with McKinsey & Company from 1991 to 1996, specializing in restructuring, business development and turnaround and cost efficiency projects globally.
Mr. Garrido y Ruano holds a Masters in Civil Engineering with honors from the Universidad Politécnica de Madrid and an MBA from INSEAD, Fontainebleau, France.
Juan Villar-Mir de Fuentes
Juan Villar-Mir de Fuentes was appointed to our Board of Directors as a Non-Executive Director on 23 December 2015.
Mr. Villar-Mir de Fuentes is currently Chairman of Inmobiliaria Espacio, S.A and Grupo Villar Mir, S.A.U. In both companies he served as Vice Chairman since 1996 and since 1999 respectively. He has served as Chairman and Vice Chairman of Obrascon Huarte Lain, S.A and has been serving as a member of the Board of Directors since 1996, first as a member of the Audit Committee and, later, as a member of its Compensation Committee. He was a Board Director and member of the Compensation Committee of Inmobiliaria Colonial, S.A from June 2014 to May 2017. He also was a member of the Board of Directors and of the Compensation Committee of Abertis Infraestructuras, S.A. between 2013 and 2016.
Mr. Villar-Mir de Fuentes is Patron and member of the Patronage Council of Fundación Nantik Lum and of Fundación Santa María del Camino.
Mr. Villar-Mir holds a Bachelor’s Degree in Business Administration and Economics and Business Management from the Universidad Autónoma de Madrid.
Belen Villalonga Morenés
Belen Villalonga Morenés was appointed to our Board of Directors as a Non-Executive Director on 13 May 2021. She has been a member of the Audit Committee from that date and served as a member of the Corporate Governance Committee from 23 June 2021, until 26 May 2023, on which date she was appointed to the Nominations and Governance Committee.
Ms. Villalonga is a Professor of Management and Organizations, a Yamaichi Faculty Fellow, and a Professor of Finance (by courtesy) at New York University’s Stern School of Business. Between 2001 and 2012 she was a faculty member at the Harvard Business School. During 2018-2019 she was a Visiting Professor at Oxford University’s Said Business School. Her teaching, research, and consulting activities are in the areas of corporate governance, strategy, and finance, with a special focus on family-controlled companies. Her award-winning research has been cited over 19,000 times in scholarly articles and international media outlets.
Professor Villalonga is an independent director at Técnicas Reunidas (global engineering firm publicly listed in Spain), Banco Santander International (Santander group’s private banking subsidiary in the United States), as well as at Mapfre USA (insurance). She has previously served as independent director for Acciona (renewable energy and infrastructure), Grifols (biopharma), and Talgo (high-speed trains).
Ms. Villalonga holds a Ph.D. in Management and an M.A. in Economics from the University of California at Los Angeles, where she was a Fulbright Scholar. She also holds a Ph.D. in Business Economics from the Complutense University of Madrid.
Silvia Villar-Mir de Fuentes
Silvia Villar-Mir de Fuentes was appointed to our Board of Directors as a Non-Executive Director on 13 May 2021. She served as a member of the Compensation Committee from 23 June 2021, until 26 May 2023. Ms. Villar-Mir de Fuentes currently serves on the board of directors of Grupo Villar Mir, a privately held Spanish group with investments across a broad range of diversified industries, which is the beneficial owner of approximately 40% of the Company’s share capital.
Mrs. Villar-Mir de Fuentes is a summa cum laude graduate in Economics and Business Studies, with concentration in finance and accounting, from The American College in London, United Kingdom.
Nicolas De Santis
Nicolas De Santis was appointed to our Board of Directors as a Non-Executive Director on 13 May 2021. He has been a member of the Compensation Committee since 23 June 2021, and served as a member of the Nominations Committee from 23 June 2021 until 26 May 2023, on which date he was appointed as Chair of the Nominations and Governance Committee. Mr. De Santis is a technology entrepreneur, strategist and author with substantial experience in executive and non-executive roles. Mr. De Santis is currently the President of Gold Mercury International and the Chief Executive Officer of Corporate Vision Strategists Ltd, a strategic vision and innovation consultancy and incubator. De Santis advises multinational corporations and start-ups on corporate vision & strategy, disruptive innovation, global branding, business model innovation, sustainability and corporate culture transformation.
Previously Mr. De Santis served on the board of publicly traded Lyris Technologies (acquired by AUREA Software in 2015). He began his management career at Landor Associates (now WPP Group). As a technology entrepreneur, he co-founded several high-profile start-ups, including opodo.com, one of Europe’s most successful start-ups, reaching $1.5 billion in gross sales.
Mr. De Santis is a regular lecturer at business schools and universities on business strategy, global branding, business model innovation and culture transformation, including IE Business School, Madrid and the University of Wyoming. He is the author of Megavision® – A revolutionary method to develop long term strategic vision for corporations.
Rafael Barrilero Yarnoz
Rafael Barrilero Yarnoz was appointed to our Board of Directors as a Non-Executive Director on 13 May 2021. He was appointed Chair of the Compensation Committee and served as a member of the Nominations Committee from 23 June 2021, until 26 May 2023.
Mr. Barrilero Yarnoz has developed his career as a partner of the firm and as a member of the executive committee, leading the advisory talent and reward service for the boards of the main companies and multinationals. He has also led the business throughout the EMEA. Previously, he led the Watson Wyatt consulting firm in Madrid. He began his career as a lawyer at Ebro Agricolas focused on labour law, before serving as Ebro’s head of human resources. In January 2022 he joined the board of directors of AltamarCAM and Grupo Hedima, as a permanent Senior Advisor. He collaborates with the HAZ foundation, whose mission is to ensure transparency and good corporate governance.

Mr. Barrilero Yarnoz has a law degree from Deusto and a Masters in Financial Economics from ICADE, as well as a Masters in Human Resources by Euroforum-INSEAD.
Resolution 17 (Re-appointment of Auditor)
At each general meeting at which accounts are laid before the shareholders, the Company is required to appoint an auditor to serve until the next such meeting. KPMG LLP has served as the Company’s statutory auditor since 27 June 2023, and the Board proposes to re-appoint KPMG LLP.
If this resolution does not receive the affirmative vote of a majority of the shares entitled to vote and represented by proxy or, where appropriate, present in person at the Annual General Meeting, the Board may appoint an auditor to fill the vacancy.
Resolution 18 (Remuneration of Auditor)
Under the Companies Act, the remuneration of the Company’s U.K. statutory auditor must be fixed in a general meeting or in such manner as may be determined in a general meeting. The Company asks its shareholders to authorise the Audit Committee to determine the remuneration of KPMG LLP in its capacity as the Company’s U.K. statutory auditor under the Companies Act.

Further notes:
1.
Some of the resolutions are items that are required to be approved by shareholders periodically under the Companies Act and generally do not have an analogous requirement under United States laws and regulations. As such, while these resolutions may be familiar and routine to shareholders accustomed to being shareholders of companies incorporated in England and Wales, other shareholders may be less familiar with these routine resolutions and should review and consider each resolution carefully.

2.
In accordance with the Articles, all resolutions will be taken on a poll. Voting on a poll will mean that each Ordinary Share represented in person or by proxy will be counted in the vote.

3.
All resolutions will be proposed as ordinary resolutions, which means that such resolutions must be passed by a simple majority of the total voting rights of shareholders who vote on such resolutions, whether in person or by proxy. The results of the shareholders’ vote on resolutions 1 and 3 regarding receipt of the U.K. Annual Report and Accounts and approval of the Directors’ Annual Remuneration Report will not require the Board or any committee thereof to take (or refrain from taking) any action. The Board values the opinion of shareholders as expressed through such resolutions and will carefully consider the outcome of the votes on these resolutions.

4.
Shareholders of record are entitled to attend, speak and vote at the Annual General Meeting. “Shareholders of record” are those persons registered in the register of members of the Company in respect of Ordinary Shares at 23:59 (British Summer Time) on 27 May 2025. If, however, Ordinary Shares are held for you in a stock brokerage account or by a broker, bank or other nominee, you are considered the “beneficial owner” of those Ordinary Shares.

5.
Beneficial owners of Ordinary Shares as at 23:59 (British Summer Time) on 27 May 2025 have the right to direct their broker or other agent on how to vote the Ordinary Shares in their account and are also invited to attend the Annual General Meeting. However, as beneficial owners are not Shareholders of record of the relevant Ordinary Shares, they may not vote their Ordinary Shares at the Annual General Meeting unless they request and obtain a legal proxy from their broker or agent.

6.
If two or more shareholders jointly hold shares in the Company, each shareholder may attend, speak and vote at the Annual General Meeting. However, if more than one joint holder votes, the only vote will count is the vote of the joint holder whose name is listed first on the register of members of the Company.

7.
Any Shareholder of record attending the Annual General Meeting has the right to speak and to ask questions.

8.
In accordance with the provisions of the Companies Act, and in accordance with the Articles, a Shareholder of record who is entitled to attend and vote at the Annual General Meeting is entitled to appoint another person as his or her proxy to exercise all or any of his or her rights to attend and to speak and vote at the Annual General Meeting and to appoint more than one proxy in relation to the Annual General Meeting (provided that each proxy is appointed to exercise the rights attached to different Ordinary Shares). Such proxies need not be Shareholders of record, but must attend the Annual General Meeting and vote as the Shareholder of record instructs. Further details regarding the process to appoint a proxy, voting and the deadlines therefor are set out in the “Voting Process and Revocation of Proxies” section below.

9.
Pursuant to section 527 of the Companies Act 2006, shareholders meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to:

(a)
the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; or

(b)
any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with section 437 of the Companies Act 2006.

The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under section 527 of the Companies Act 2006, it must forward the statement to the Company’s auditor no later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under section 527 of the Companies Act 2006 to publish on a website.
10.
The results of the polls taken on the resolutions at the Annual General Meeting and any other information required by the Companies Act will be made available on the Company’s website as soon as reasonably practicable following the AGM and for a period of two years thereafter.

11.
A copy of this Annual General Meeting notice can be found at the Company’s website, www.ferroglobe.com.

12.
Recipients of this notice and the accompanying materials may not use any electronic address provided in this notice or such materials to communicate with the Company for any purposes other than those expressly stated.

13.
To be admitted to the Annual General Meeting, please bring the Admission Ticket that you will have received through the post. You will need to be able to provide your photo identification at the registration desk.

14.
On arrival at the Annual General Meeting venue, all those entitled to vote will be required to register and collect a poll card. In order to facilitate these arrangements, please arrive at the Annual General Meeting venue in good time. You will be given instructions on how to complete your poll card at the Annual General Meeting.

VOTING PROCESS AND REVOCATION OF PROXIES
If you are a Shareholder of record, there are three ways to appoint and vote by proxy:
•
By Internet – You can vote over the Internet at www.envisionreports.com/GSM by following the instructions at such web address. You will need to enter your control number, which is a 15-digit number located in a box on your proxy card. We encourage you to vote by Internet even if you received this Annual General Meeting notice in the mail.

•
By Telephone – You may vote and submit your proxy by calling toll-free 1-800-652-8683 in the United States and providing your control number, which is a 15-digit number located in a box on your proxy card.

•
By Mail – If you received this Annual General Meeting notice by mail or if you requested paper copies of the Annual General Meeting notice, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope.

Appointing a proxy in this way will ensure that your vote is recorded but will not prevent you from attending and voting at the meeting in person or electronically. As set out below, the attendance of the Annual General Meeting in person will constitute a revocation of appointment of proxy.
Telephone and Internet voting facilities for Shareholders of record will be available 24 hours a day and will close at 00:01 (British Summer Time) on Wednesday, 25 June 2025. Submitting your proxy by any of these methods will not affect your ability to attend the Annual General Meeting in-person and vote at the Annual General Meeting.

If your shares are held in “street name”, meaning you are a beneficial owner with your shares held through a bank or brokerage firm, you will receive instructions from your bank or brokerage firm, which is the Shareholder of record of your shares. You must follow the instructions of the Shareholder of record in order for your shares to be voted. Telephone and Internet voting may also be offered to shareholders owning shares through certain banks and brokers, according to their individual policies.
The Company has retained Computershare to receive and tabulate the proxies.
If you submit proxy voting instructions and direct how your shares will be voted, the individuals named as proxies must vote your shares in the manner you indicate.
A shareholder who has given a proxy may revoke it at any time before it is exercised at the Annual General Meeting by:
•
attending the Annual General Meeting and voting in person;

•
voting again by Internet or Telephone (only the last vote cast by each Shareholder of record will be counted), provided that the shareholder does so before 00:01 (British Summer Time) on Wednesday, 25 June 2025.

•
delivering a written notice, at the address given below, bearing a date later than that indicated on the proxy card or the date you voted by Internet or Telephone, but prior to the date of the Annual General Meeting, stating that the proxy is revoked; or

•
signing and delivering a subsequently dated proxy card prior to the vote at the Annual General Meeting.

You should send any written notice or new proxy card to Proxy Services, c/o Computershare Investor Services, PO Box 43101, Providence, RI 02940-5067, USA.
If you are a registered shareholder you may request a new proxy card by calling Computershare at +1-866-490-6057 if calling from the United States, or +1-781-575-2780 from outside the United States. The registered shareholder may also send a request via email to investorvote@computershare.com.
ANY SHAREHOLDER OWNING SHARES IN STREET NAME MAY CHANGE OR REVOKE PREVIOUSLY GIVEN VOTING INSTRUCTIONS BY CONTACTING THE BANK OR BROKERAGE FIRM HOLDING THE SHARES OR BY OBTAINING A LEGAL PROXY FROM SUCH BANK OR BROKERAGE FIRM AND VOTING IN PERSON AT THE ANNUAL GENERAL MEETING. YOUR LAST VOTE, PRIOR TO OR AT THE ANNUAL GENERAL MEETING, IS THE VOTE THAT WILL BE COUNTED.
DOCUMENTS AVAILABLE FOR INSPECTION
Forms of appointment of the Non-Executive Directors, as well as a memorandum setting out the terms of the Executive Director’s contracts, will be available for inspection at the Company’s registered office during normal business hours and at the place of the Annual General Meeting from at least 15 minutes prior to the start of the meeting until the end of the Annual General Meeting.
By order of the Board,
Thomas Wiesner
Company Secretary
22 May 2025